VIA EDGAR

September 11, 2008

Song P. Brandon, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 6010

Re:	Tercica, Inc.

Amended Preliminary Merger Proxy Statement on Schedule 14A

Filed August 12, 2008

File No. 0-50461

Amended Preliminary Transaction Statement on Schedule 13E-3

Filed August 12, 2008

File No. 5-79780

Dear Ms. Brandon:

On behalf of our client, Tercica, Inc. (“Tercica” or the “Company”), we are transmitting for filing (i) Amendment No. 2 (the “Schedule 14A Amendment”) to the Company’s Preliminary Proxy Statement on Schedule 14A filed on July 3, 2008 (the “Initial Schedule 14A”) and (ii) Amendment No. 2 (the “Schedule 13E-3 Amendment”) to the Company’s Preliminary Transaction Statement on Schedule 13E-3 filed on July 3, 2008 (the “Initial Schedule 13E-3”), in each case in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 26, 2008 with respect to Amendment No. 1 to the Initial Schedule 14A and Amendment No. 1 to the Initial Schedule 13E-3.

We have set forth below our responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter for your convenience. Capitalized terms used in the response that are not defined in this letter have the meanings given to them in the Schedule 14A Amendment.

Schedule 13E-3

1.	We note your response to comment 1. We note that (i) Suraypharm is a wholly owned subsidiary of Ipsen and therefore controlled by Ipsen; (ii) Suraypharm’s direct ownership of over 22 percent of your common stock; (iii) Suraypharm’s participation in the voting agreement to approve the going private transaction with Ipsen and its affiliates; and (iv) Suraypharm’s continuing equity ownership in the surviving corporation suggest that it may be an affiliate engaged in the transaction for purposes of Rule 13e-3 and therefore, should be named as a filing person. Please revise your documents to identify Suraypharm as a filing person.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 11, 2008

Page Two

In response to the Staff’s comment, the Company has included Suraypharm as a filing party to the Schedule 13E-3 and has revised the disclosure in the Schedule 14A Amendment as appropriate in view of Suraypharm being a filing person.

The revisions relating to Suraypharm include, under the caption “Position of the Ipsen Parties as to the Substantive and Procedural Fairness of the Merger to Tercica’s Unaffiliated Stockholders” on page 49, a clarification that Suraypharm did not separately engage advisors in connection with the merger, did not participate in negotiations relating to the merger and was informed about the merger only by Ipsen based on Ipsen’s participation in the merger.

Going-Private Transaction, page 1

2.	We note your response to comment 3 and your revised disclosure. Please revise your disclosure in this section and elsewhere in the document as appropriate to disclose the percentage of shares that Ipsen and its affiliates may vote in favor of the proposed merger transaction.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Going-Private Transaction” on page 1 and in the first full paragraph on page 39.

Transactions with Ipsen and its Affiliates, page 16

3.	We note your response to comment 8 and comment is reissued. Please revise your disclosure so that your disclosure consistently uses U.S. dollars or Euros throughout. If you are concerned that investors may be confused because the principal amounts of the convertible notes would be different in light of conversion rate fluctuations, you may disclose that fact or other information in your document to explain the difference in the amounts.

In response to the Staff’s comment, the Company has revised the disclosure in the first full paragraph on page 17, in the fourth full paragraph of page 18 and in the table representing transactions in shares for the quarter ending September 30, 2008 and its related footnote (1) on page 104 of the Schedule 14A Amendment.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 11, 2008

Page Three

Background of the Merger, page 26

4.	We note your response to comment 14 and the comment is reissued in part. Our comment sought for you to disclose the advantages and disadvantages of any strategic alternatives considered by Ipsen as opposed to the proposed merger transaction. You disclose that Ipsen considered a possible increase in its investment in your company. Please revise to disclose the reason that strategic alternative was ultimately rejected.

In response to the Staff’s comment, the Company has revised the disclosure in the second paragraph on page 26 under “Background of the Merger” and the third full paragraph on page 27 of the Schedule 14A Amendment to clarify that, at the relevant times, Ipsen evaluated a possible increase in its holding in Tercica through a business combination transaction since, at all relevant times, Ipsen was evaluating steps to take over control of Tercica, not to incrementally increase its holding through market transactions. In addition, the Company has revised the fourth full paragraph on page 34 of the Schedule 14A Amendment to clarify that Ipsen rejected pursuing a business combination by means of a tender offer owing to the risk of acquiring control of a majority of Tercica’s outstanding common stock but having to potentially contend with a disaffected minority stockholder base.

5.	We note your revised disclosure in the fourth full paragraph on page 27 where you indicate that at the March 11, 2008 meeting, Goldman Sachs discussed with Ipsen’s senior management the status of various aspects of Ipsen’s strategic review. Please identify and discuss what various aspects of Ipsen’s strategic review were discussed at that meeting.

In response to the Staff’s comment, the Company has revised the disclosure in the fourth and fifth paragraphs on page 27. The Company respectfully submits that the matters discussed on March 11, 2008 were also covered in the subsequent meetings between Ipsen’s senior management and Goldman Sachs on March 18, 2008 and March 26, 2008, updated on each occasion to the relevant time of the meeting.

6.	We note your revised disclosure in the fifth full paragraph on page 27 where you indicate that Goldman Sachs provided Ipsen updated valuation benchmarks. Please explain what types of valuation benchmarks were updated.

In response to the Staff’s comment, the Company has revised the disclosure in the fifth full paragraph on page 27 to describe those valuation benchmarks that were updated and presented by Goldman Sachs.

Please direct any further questions or comments concerning the Schedule 14A Amendment, the Schedule 13E-3 Amendment or this response letter to me at (650) 843-5654. Please direct any further facsimile communications to me at (650) 849-7400.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 11, 2008

Page Four

Sincerely,

/s/ Chadwick L. Mills
Chadwick L. Mills

cc:	John A. Scarlett, M.D. – Tercica, Inc.

Stephen N. Rosenfield – Tercica, Inc.

Suzanne Sawochka Hooper, Esq. – Cooley Godward Kronish LLP

Jennifer Fonner DiNucci, Esq. – Cooley Godward Kronish LLP

Matthew Jacobson, Esq. – Freshfields Bruckhaus Deringer US LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM